Filed pursuant to Rule 424(b)(3)
File No. 333-223940

TEUCRIUM SOYBEAN FUND

Supplement dated October 10, 2018
to
Prospectus dated April 30, 2018

This supplement updates the prospectus, dated April 30, 2018, for each of the funds listed above, with all of the following information unless otherwise noted below. The supplement should be read in its entirety and kept together with your prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the applicable prospectus.

Effective September 17, 2018, Sal Gilbertie replaced Dale Riker as Chief Executive Officer and Secretary of Teucrium Trading, LLC (“Teucrium” or the “Sponsor”), sponsor of the funds, each a series of the Teucrium Commodity Trust (the “Trust”).

Effective September 13, 2018, Barbara Riker resigned as the Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer of Teucrium.

Effective September 17, 2018, Corey Mullen-Rusin was appointed Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer of Teucrium.

Effective October 10, 2018, Steve Kahler resumed his role as Chief Operating Officer of Teucrium.

Changes to Each Prospectus

The section of the prospectus entitled “The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities” is hereby deleted and replaced with the following:

The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities.

In managing and directing the day-to-day activities and affairs of the Fund, the Sponsor relies almost entirely on a small number of individuals, including Mr. Sal Gilbertie, Mr. Steve Kahler and Ms. Corey Mullen-Rusin. If Mr. Gilbertie, Mr. Kahler or Ms. Mullen-Rusin were to leave or be unable to carry out their present responsibilities and were not replaced, it may have an adverse effect on the management of the Fund. To the extent that the Sponsor establishes additional commodity pools, even greater demands will be placed on these individuals.

The section of the prospectus entitled “Management of the Sponsor,” beginning with the second paragraph, is hereby deleted and replaced with the following:

The Officers of the Sponsor, one of whom is also a Class A member of the Sponsor, are the following:

Sal Gilbertie has been the Chief Executive Officer and Secretary of the Sponsor since September 17, 2018, President of the Sponsor since its inception and its Chief Investment Officer since September 2011. Mr. Gilbertie was approved by the NFA as a principal of the Sponsor on September 23, 2009, and was registered as an associated person of the Sponsor on November 10, 2009.  He maintains his main business office at 65 Adams Road, Easton, Connecticut 06612.  Effective July 16, 2012, Mr. Gilbertie was registered with the NFA as the Branch Manager for this location.  Since October 18, 2010, Mr. Gilbertie has been a registered representative of the Distributor under the terms of the Securities Activities and Services Agreement (“SASA”) between the Sponsor and the Distributor.  Additional information regarding the SASA can be found in the section of this disclosure document entitled “Plan of Distribution.”  From October 2005 until December 2009, Mr. Gilbertie was employed by Newedge USA, LLC, an FCM and broker-dealer registered with the CFTC and the SEC, respectively, where he headed the Renewable Fuels/Energy Derivatives OTC Execution Desk and was an active futures contract and over-the-counter derivatives trader and market maker in multiple classes of commodities.  (Between January 2008 and October 2008, he also held a comparable position with Newedge Financial, Inc., an FCM and an affiliate of Newedge USA, LLC.)  From October 1998 until October 2005, Mr. Gilbertie was principal and co-founder of Cambial Asset Management, LLC, an adviser to two private funds that focused on equity options, and Cambial Financing Dynamics, a private boutique investment bank.  While at Cambial Asset Management, LLC and Cambial Financing Dynamics, Mr. Gilbertie served as principal and managed the day-to-day activities of the business and the portfolio of both companies.  Mr. Gilbertie is 58 years old.

 Corey Mullen-Rusin, Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer, began working for the Sponsor on August 16, 2011. She became the Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer on September 17, 2018 and has primary responsibility for the financial management, compliance and reporting of the Sponsor and is in charge of its books of account and accounting records, and its accounting procedures. She maintains her main business office at 115 Christina Landing Drive Unit 2004, Wilmington, DE 19801. Ms. Mullen-Rusin worked directly with the former Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer at the Sponsor for the past seven years. She was responsible for all aspects of financial planning, financial operations, and financial reporting for the Trust and the Sponsor. Additionally, Ms. Mullen-Rusin assisted in developing, instituting, and monitoring the effectiveness of processes and procedures to comply with all regulatory agency requirements. Ms. Mullen-Rusin graduated from Boston College with a Bachelor of Arts and Science in Communications in 2009, where she was a four-year scholarship player on the NCAA Division I Women’s Basketball team. In 2017, she earned a Master of Business Administration from Nichols College. Ms. Mullen-Rusin is 31 years old.

Steve Kahler, Chief Operating Officer, began working for the Sponsor in November 2011 as Managing Director of Trade Operations. He worked for the Sponsor from November 2011 through September 6, 2018 as Managing Director of Trade Operations and as Chief Operating Officer from May 24, 2012 through September 6, 2018. Mr. Kahler resumed his role as Chief Operating Officer subject to a majority vote of the Class A Members on October 10, 2018 and will continue to have primary responsibility for the Trade Operations for the Teucrium Funds. Mr. Kahler is primarily responsible for making trading and investment decisions for the Fund and other Teucrium Funds, and for directing Fund and other Teucrium Fund trades for execution. He maintains his main business office at 13520 Excelsior Blvd., Minnetonka, MN 55345. Mr. Kahler was a registered representative of the Distributor under the terms of the Securities Activities and Services Agreement (“SASA”) between the Sponsor and the Distributor from January 18, 2012 to September 14, 2018. Additional information regarding the SASA can be found in the section of each Fund's prospectus entitled “Plan of Distribution.” Mr. Kahler previously worked for Cargill Inc., an international producer and marketer of food, agricultural, financial and industrial products and services, from April 2006 until November 2011 in the Energy Division as Senior Petroleum Trader. In October 2006, and while employed at Cargill Inc., Mr. Kahler was approved as an Associated Person of Cargill Commodity Services Inc., a commodity trading affiliate of Cargill Inc., from September 13, 2006 to November 9, 2011. Mr. Kahler graduated from the University of Minnesota with a Bachelors of Agricultural Business Administration in 1992 and is 51 years old.

Mr. Gilbertie is an individual “principal,” as that term is defined in CFTC Rule 3.1, of the Sponsor. Mr. Gilbertie is a principal due to his positions and/or due to his ownership interest in the Sponsor. Ms. Mullen-Rusin and Mr. Kahler will submit applications to the CFTC to be registered as principals. Beneficial ownership interest of the principals, if any, is shown under the section entitled “Security Ownership of Principal Shareholders and Management” below and any of the principals may acquire beneficial interests in the Fund in the future. GFI Group LLC is a principal for the Sponsor under CFTC Rules due to its ownership of certain non-voting securities of the Sponsor.

The second paragraph of the section of the prospectus entitled “The Sponsor Has Conflicts of Interest” is hereby deleted and replaced with the following:

The Sponsor’s principals, officers and employees, do not devote their time exclusively to the Fund. Under the governing documents of the Sponsor, Mr. Sal Gilbertie in his capacity as Chief Executive Officer, President and Chief Investment Officer and Secretary of the Sponsor, is obligated to use commercially reasonable efforts to manage the Sponsor, devote such amount of time to the Sponsor as would be consistent with their roles in similarly placed commodity pool operators, and remain active in managing the Sponsor until he is no longer a managing member of the Sponsor or the Sponsor dissolves. In addition, the Sponsor expects that operating the Teucrium Funds will generally constitute the principal and full-time business activity of its principals, officers and employees. Notwithstanding these obligations and expectations, the Sponsor’s principals may be directors, officers or employees of other entities, and may manage assets of other entities, including the other Teucrium Funds, through the Sponsor or otherwise. In particular, the principals could have a conflict between their responsibilities to the Fund on the one hand and to other Teucrium Funds or other entities on the other. It is not possible to quantify the proportion of their time that the Sponsor’s personnel will devote to the Fund and its management.

The sixth paragraph of the section of the prospectus entitled “Over-the-Counter Derivatives” is hereby deleted and replaced with the following:

The creditworthiness of each potential counterparty will be assessed by the Sponsor. The Sponsor assesses or reviews, as appropriate, the creditworthiness of each potential or existing counterparty to an “over-the-counter” contract pursuant to guidelines approved by the Sponsor. The creditworthiness of existing counterparties will be reviewed periodically by the Sponsor. There is no guarantee that the Sponsor’s creditworthiness analysis will be successful and that counterparties selected for Fund transactions will not default on their contractual obligations.

In the address listed in the section of the prospectus entitled “Incorporation by Reference of Certain Information” the reference to Barbara Riker is hereby deleted and replaced with:

Corey Mullen-Rusin

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